Rec'd 7/19/02

VF 8-5-02

02023470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAY CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVE STE 3...
(No. and Street)

NY (City) NY (State) 10106 (Zip Code)

RECD S.E.C.
JUL 1 9 2002
538

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE E. MAY 212-261-1882
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT NEVITT CPA
(Name — if individual, state last, first, middle name)

116 New South Rd (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 8-5-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE E. MAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAY CAPITAL GROUP LLC, as of 12/31, ~~19~~ 2001 are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Partner
Title

Christian Bernard
Notary Public

CHRISTIAN BERNARD
NOTARY PUBLIC, STATE OF NEW YORK
REG #01BE6064224
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES 09/24/2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAY CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

ROBERT N. NEVITT CPA, P.C.

MAY CAPITAL GROUP, LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS

	2001	2000
Cash	$14.887	$ 15.263
Accounts receivable	14.735	-
Investment in securities (Note 5)	12.298	12.298
Prepaid expenses	500	-
Equipment, net of accumulated depreciation of $11,478 and $10,496, respectively (Note 6)	394	926
Total Assets	**$42,814**	**$28,487**

LIABILITIES AND MEMBER'S CAPITAL

Accrued Liabilities	**$ 4,015**	**$ 2,100**
Commitments and Contingencies (Note 9)		
Member's Capital	**38.799**	**26.387**
Total Liabilities and Member's Capital	**$42,814**	**$28,487**

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Income	$124,901	$37,739
Expenses:		
Filing fees	2,335	2,242
Professional fees	7,065	6,070
Insurance	4,150	2,080
Travel and promotion	5,784	1,329
Depreciation (Note 6)	532	1,140
Interest (income)	(1,323)	(725)
Taxes (Note 7)	2,515	530
Rent (Note 8)	6,000	-
Consulting fees and outside services	15,027	6,415
	42,085	19,081
Net Income (Note 7)	$82,816	$18,658

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF MEMBERS' CAPITAL
DECEMBER 31,

	2001	2000
At Beginning	$26,387	$14,159
Net income	82,816	18,658
	109,203	32,817
Distributions	(70,404)	(6,430)
At End	$38,799	$26,387

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Cash Flows From Operating Activities:		
Net income	$82,816	$ 18,658
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	532	1,140
Increase in accounts receivable	(14,735)	-
Increase in prepaid expenses	(500)	-
Increase in accrued liabilities	1,915	-
Net Cash Provided By Operating Activities	70,028	19,798
Cash Flows (Used In) Financing Activities:		
Member's (distributions)	(70,404)	(6,430)
Cash Flows (Used In) Investing Activities:		
Purchase of securities	-	(12,298)
Net Increase (Decrease) In Cash	(376)	1,070
Cash At Beginning	15,263	14,193
Cash At End	$14,887	$ 15,263

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note 1 - Organization

In 1999 the Company changed its name to May Capital Group, LLC.

Note 2 - Business Activity

The Company is a fully disclosed broker dealer and is licensed to market mutual funds, variable life insurance, and variable annuities.

Note 3 - Significant Accounting Policies

The Company prepares its financial statements on the accrual basis of accounting whereby revenues and expenses are generally recognized in the year in which they are earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 4 - Regulatory Requirements

The Company is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934 with respect to minimum required net capital, which is defined as the greater of $5,000 or 6 2/3% of aggregate indebtedness (see additional information).

No material differences exist between the audited computation of net capital and the Company's corresponding focus Part II A.

There are no material inadequacies in the Company's accounting system, internal accounting control, and procedures for safeguarding securities

Note 5 - Investment in Securities

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock in the National Association of Securities Dealers, Inc. ("Nasdaq"), pursuant to the terms and conditions contained in a private placement memorandum.

As these securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. Therefore, this investment is stated at cost.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note 6 - **Depreciation**

Depreciation expense is calculated using the straight-line method over a period of five years.

Note 7 - **Income Taxes**

For federal and state purposes, the Company is taxed as a partnership with the Company's taxable income or loss passing through directly to its members. However, the Company does incur the New York City Unincorporated Business tax.

Note 8 - **Related Party Transactions**

The following represents charges by an affiliate.

	2001	2000
Rent	$6,000	$ -

Note 9 - **Commitments & Contingencies**

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, the warrants purchased, entitle the Company to purchase common stock in accordance with the following schedule:

Maximum number of shares of common stock subject to exercise	Commencement of exercise period	Termination of exercise period	Exercise price per share of common stock	Maximum additional cost
942	June 28, 2002	June 27, 2003	$13.00	$12,246
942	June 30, 2003	June 25, 2004	$14.00	13,188
942	June 28, 2004	June 27, 2005	$15.00	14,130
942	June 28, 2005	June 27, 2006	$16.00	15,072
3,768				$54,636

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Members of
May Capital Group, LLC

My report on my audits of the basic financial statements of May Capital Group, LLC for 2001 and 2000 precedes the balance sheet. The audit is made for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation is presented to indicate that May Capital Group, LLC is in compliance with Rule 15c-3-1 of the securities and Exchange Act of 1934. Such information, for 2001 and 2000, has been subjected to certain auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA, P.C.

February 7, 2002

MAY CAPITAL GROUP, LLC
NET CAPITAL COMPUTATION
DECEMBER 31,

	2001	2000
Members' Capital	$38,799	$26,387
Restricted Securities	(12,298)	(12,298)
Non-Allowable Assets	(15,629)	(926)
Haircut - Exempted Securities	(298)	(305)
Net Capital Computed	10,574	12,858
Net Capital Required	(5,000)	(5,000)
Excess Net Capital	$ 5,574	$ 7,858

MAY CAPITAL GROUP, LLC
888 7TH AVENUE, SUITE 301
NEW YORK, NEW YORK 10106

February 7, 2002

Robert N. Nevitt CPA, P.C.
116 New South Road
Hicksville, New York 11801

In connection with your audit of the financial statements of May Capital Group, LLC as of December 31, 2001, and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, member's equity and cash flows of May Capital Group, LLC in conformity with accounting principles accepted in the United States, I confirm to you the following:

1. I am responsible for the fair presentation in the financial statements of financial position, results of operations, members' equity and cash flows in conformity with generally accepted accounting principles.

2. I have made available to you:

   A. Financial records and related data.

3. There have been no:

   A. Irregularities involving management or employees who have significant roles in the internal control structure;

   B. Irregularities involving other employees that could have a material effect on the financial statements;

   C. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. I have no plans or intentions that may materially affect the carrying value or classification of any asset or liability.

COPY

12. There are no such estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements. I understand that near term means the period within one year of the date of the financial statements.

13. No events have occurred subsequent to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.

Signature: ______________________________

Title: ______________________________

Date: ______________________________